January 16, 2026

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC
Amendment No. 10 to Offering Statement on Form 1-A
Filed December 4, 2025
File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 11 (“Amendment No. 11”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023, as amended (together, the “Form 1-A”). Amendment No. 11 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated December 23, 2025. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 10 to Offering Statement on Form 1-A

Incorporation of Certain Information by Reference, page v

1.

Comment: In your January 31, 2025 response to comment 5 from our December 23, 2024 comment letter, you said you would include a balance sheet as of the end of the preceding fiscal year in future Forms 1-SA. However, your Forms 1-SA filed on September 26, 2025 did not include the aforementioned balance sheet. Please revise these Forms 1-SA to include a balance sheet as of the end of the preceding fiscal year (i.e., December 31, 2024). Refer to Item 3(a) of Form 1-SA.

Response: The Company acknowledges the Staff’s comment and acknowledges that Masterworks inadvertently omitted a balance sheet as of the end of the preceding fiscal year in Forms 1-SA filed on September 26, 2025. The Company would request that, in light of the significant administrative burden of refiling Forms 1-SA for all Target Issuers, the Staff permit the Company to make this change on a go-forward basis. The Company would note that, in the case of each Target Issuer, the difference between the balance sheet as of December 31, 2024 and June 30, 2024 is immaterial, given that each Target Issuer conducts no operations and the only change in assets on a net basis for each Target Issuer between those two periods is a de minimis royalty payment of $10 completed at year end. In addition, audited balance sheets as of December 31, 2024 are available and incorporated by reference in Amendment No. 11 via a link to the annual reports on Form 1-K of each Target Issuer, so all of the information omitted from the Forms 1-SA is in fact available to shareholders and incorporated into Amendment No. 11. Going forward, each Form 1-SA will include the required items of Form 1-SA, including a prior year balance sheet.

Unaudited Historical and Pro Forma Financial Statements, page F-1

2.	Comment: Please update your filings to include historical interim financial statements in accordance with paragraphs (b)(3)(ii) and (b)(5) in Part F/S of Form 1-A. Additionally, please update your pro forma financial statements accordingly.

Response: In response to the Staff’s comment, the Company has updated its historical interim financial statements and pro forma financial statements.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission Scott Stringer/U.S. Securities and Exchange Commission
Rufus Decker/U.S. Securities and Exchange Commission